Exhibit 8.1 - Subsidiaries of SEALSQ Corp

The following is a list of companies that will form part of the SEALSQ Corp as of the date of the annual report:

Group Company Name	Country of incorporation	Year of incorporation	Share Capital	% ownership	Nature of business
SEALSQ Corp	British Virgin Islands	2022	USD 1,075,380.19	n/a	Investment and Holding Company
WISeKey Semiconductors SAS	France	2010	EUR 1,955,441.43	100%	Chip manufacturing, sales & distribution
WISeKey IoT Japan KK	Japan	2017	JPY 1,000,000	100%	Sales & distribution
WISeKey IoT Taiwan	Taiwan	2017	TWD 100,000	100%	Sales & distribution
SEALSQ USA Ltd	U.S.A.	2024	Nil	100%	Sales & distribution

The following diagram sets out the group structure as of the date of this annual report: